New Pharmacy Partnership Optimizes Patient Care Through Data Driven Solutions.

Avricore Health and the Ontario Pharmacists Association are delivering innovations in pharmacy practice through point-of-care testing technology.

VANCOUVER, BC – (GLOBE NEWSWIRE) – January 21, 2019 – Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) (“Avricore Health” or the “Company”) and the Ontario Pharmacists Association (OPA) are pleased to announce the finalized partnership agreement to promote HealthTab™, a point-of-care blood screening tool for pharmacies.

This agreement follows the previously announced Memorandum of Understanding signed between the two parties on November 28, 2019, where OPA agreed to promote Avricore’s point-of-care testing platform, HealthTab™ + RASTR Network.

Under this agreement the Company agrees to remunerate OPA for new locations secured through facilitated introductions, plus a per test fee upon system implementation.  Additionally, the two organizations will work jointly to leverage statistical data generated for research purposes to support OPA member insights and patient policy advocacy.

“This is the first partnership of this kind for us and we could not have asked for a better partner than the largest professional association of pharmacists in the country,” says Avricore Health’s CEO, Hector Bremner. “We’re looking forward to supporting even more patients access this important innovation in healthcare.”

By offering HealthTab™ to their patients, a pharmacist is able to modernize their practice through advancements in point-of-care testing, as well as address the high consumer demand for easier access to health data supporting evidence-based care.

Pharmacies that engage with Avricore agree to a two-year lease commitment of HealthTab, as well as the purchase of lipid and metabolic panels and other consumables from the Company.

“It’s clear that the entire healthcare sector is at an important moment, where social, economic and regulatory changes are having a big impact on both professionals and their patients,” says OPA CEO, Justin Bates. “Through partnerships like this, OPA members are leading the way for innovation in pharmacy.

FAST FACTS

•Avricore’s revolutionary HealthTab™ point-of-care blood screening platform is ideal for screening consumers for the early signs of diabetes, heart attack and stroke risk, as well as liver and kidney function concerns.

•The in-pharmacy HealthTab™ test delivers 21 key bio-markers using a finger stick, with results being available after 12 minutes via a secure log in.

•De-identified data across the network of analyzers can be used for research purposes, creating the first real-time, real-world evidence platform for treated population studies, research and development.

Pharmacies with HealthTab™ in their locations were polled to tell us the biggest advantages they found to offering the system. Here’s the top outcomes for them:

•Drives prescriptions

•Increases customer loyalty

•Increases medication review billing and other clinical services revenue

•Improves inter-professional collaboration with primary care providers

•Improves pharmacy customer service index

•Improves overall patient health through screening, chronic disease management, and medication optimization

•Improves medication adherence and frequency of script refills

•Increases traffic to pharmacy

•Increases overall pharmacy blended margin

With easier access to regular screening, patients and their healthcare teams, including their trusted pharmacist, can take action to improve health outcomes and lower the risk of serious illness.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company’s goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

About the Ontario Pharmacists Association

The Ontario Pharmacists Association (OPA) is committed to evolving the pharmacy profession and advocating for excellence in practice and patient care. With more than 10,000 members, OPA is Canada's largest advocacy organization and professional development provider for pharmacy professionals across Ontario. By leveraging the unique expertise of pharmacy professionals, enabling them to practise to their fullest potential, and making them more accessible to patients, OPA is working to improve the efficiency and effectiveness of the healthcare system. The pharmacy sector plays a strong role in Ontario with an economic impact of more than $6.3 billion across 4,500 pharmacies, employing 60,000 Ontarians. https://www.opatoday.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTabTM platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Hector Bremner, CEO 604-773-8943
info@avricorehealth.com
www.avricorehealth.com